Exhibit (e)(17)

Mehdi Paborji	4 January 2016

Chief Operating Officer

Dear Mehdi

The Board of Directors of Biotie Therapies Corp (the “Company”) agreed at its meeting on 4 January 2016 that should a transaction for change of control of the company be completed by 30 September 2016 (a “Transaction”) then you would be eligible for the items set out in this letter below. These terms are primarily the same as were communicated to you in respect of a Transaction that completed by 30 June 2015, which has now expired.

Notice period

If you are made redundant within a twelve month period from the date of the change of control, then you will be entitled to an additional compensation, over and above your existing terms and conditions, comprising six months of base salary, and such payment will be paid net of tax and other deductions required by law.

Annual bonus

The Board has agreed that if you are made redundant as a result of a Transaction without cause and before the annual bonus payment is made, then you will be eligible for a pro rata bonus based on the period of employment during the year, including your current notice period.

Equity

The Board has agreed that in the event of a Transaction all outstanding equity awards (whether options or restricted stock units) will immediately vest for all employees on the Transaction closing so that the options could be transferred to the acquirer against consideration payable by the acquirer as part of the Transaction. For the purposes of the 2014M executive management awards, a multiplier of 3.0x will be used to determine the number of shares, subject to, however, that you would not have breached your duties as an officer to look after the best interests of the Company and of its shareholders, as determined by the Board.

The Board further resolved that the options granted to you from the newly approved 2016 option plan are conditional so that, should a Transaction be announced during Q1/2016, the 2016 options granted to you would be returned to the Company without consideration and the Company would then have an obligation to pay a transaction bonus at closing of a Transaction. The amount of such transaction bonus would equal to the gross amount of the gain you would have received should the

2016 options have been acquired by the acquirer in a Transaction. Such payment will be paid net of tax and other deductions required by law.

The Board finds that this arrangement would best serve the interests of the Company and its shareholders, and looks forward to your continued engagement and service as COO.

Yours sincerely

/s/ Timo Veromaa

Timo Veromaa
President and CEO,
as authorized by the Chairman of the Board

Acknowledged and accepted:

/s/ Mehdi Paborji

Mehdi Paborji
Chief Operating Officer